Bureau Of Integrated Facility Services LLC

Profit and Loss

January 1 - December 15, 2023

	TOTAL	
	JAN 1 - DEC 15, 2023	JAN 1 - DEC 15, 2023 (YTD)
Income		
4000 Cleaning Services	1,490.00	1,490.00
4001 Commercial Cleaning	41,470.00	41,470.00
4002 Janitorial Cleaning	83,655.27	83,655.27
Total 4000 Cleaning Services	**126,615.27**	**126,615.27**
4100 Sales - Other	16,978.72	16,978.72
Total Income	**$143,593.99**	**$143,593.99**
Cost of Goods Sold		
5000 Cost of labor - COS	522.75	522.75
5010 Supplies & Materials - COGS	6,516.83	6,516.83
5060 Equipment Rental - COS	279.33	279.33
Total Cost of Goods Sold	**$7,318.91**	**$7,318.91**
GROSS PROFIT	**$136,275.08**	**$136,275.08**
Expenses		
6000 Ask My Accountant	100.00	100.00
6010 Advertising & Marketing	2,490.89	2,490.89
6020 Bank Fees	75.79	75.79
6030 Car & Truck	5,690.00	5,690.00
Gas & Fuel	6,338.30	6,338.30
Repairs & Maintainence	8,032.90	8,032.90
Total 6030 Car & Truck	**20,061.20**	**20,061.20**
6040 Contractors	140.00	140.00
6050 Insurance		
Auto Insurance	973.73	973.73
Business Insurance	5,308.41	5,308.41
Total 6050 Insurance	**6,282.14**	**6,282.14**
6070 Legal & Professional Services	1,118.00	1,118.00
6071 Financials	3,285.00	3,285.00
Total 6070 Legal & Professional Services	**4,403.00**	**4,403.00**
6090 Meals & Entertainment	54.31	54.31
6100 Office/General Administrative Expenses	1,081.13	1,081.13
6101 Office Supplies	525.90	525.90
Total 6100 Office/General Administrative Expenses	**1,607.03**	**1,607.03**
6110 Payroll Expenses	26,902.30	26,902.30
6130 Rent & Lease	816.00	816.00
6140 Repairs & Maintenance	214.25	214.25
6160 Software/Dues & subscriptions	4,121.66	4,121.66
6170 Travel	234.71	234.71
6175 Taxes & Licenses	1,522.26	1,522.26
6180 Utilities	1,492.37	1,492.37

Bureau Of Integrated Facility Services LLC

Profit and Loss

January 1 - December 15, 2023

	TOTAL	
	JAN 1 - DEC 15, 2023	JAN 1 - DEC 15, 2023 (YTD)
Continued Education/Seminars	30,969.19	30,969.19
QuickBooks Payments Fees	518.70	518.70
Total Expenses	**$102,005.80**	**$102,005.80**
NET OPERATING INCOME	**$34,269.28**	**$34,269.28**
Other Expenses		
Ask My Client	350.00	350.00
Consultation	7,378.00	7,378.00
Reimbursement	146.00	146.00
Total Other Expenses	**$7,874.00**	**$7,874.00**
NET OTHER INCOME	**$ -7,874.00**	**$ -7,874.00**
NET INCOME	**$26,395.28**	**$26,395.28**

Bureau Of Integrated Facility Services LLC

Balance Sheet

As of December 15, 2023

	JAN 1 - DEC 15, 2023
ASSETS	
Current Assets	
Bank Accounts	
1010 Banks (deleted)	
1011 US Bank	27,034.46
Bank (deleted)	
1010 Bank of the West (deleted)	0.00
Total Bank (deleted)	**0.00**
BIFS LLC (deleted)	
QuickBooks Checking Account	96.54
Total Bank Accounts	**$27,131.00**
Accounts Receivable	
1200 Accounts Receivable (A/R)	5,230.00
Total Accounts Receivable	**$5,230.00**
Other Current Assets	
1300 Inventory	
Chase CC	
Inventory Asset	
Uncategorized Asset	
Undeposited Funds	5,850.00
Total Other Current Assets	**$5,850.00**
Total Current Assets	**$38,211.00**
Fixed Assets	
1080 Office Equipment (deleted)	
1400 Equipment	
1450 Accumulated Depreciation	
Total Fixed Assets	**$0.00**
Other Assets	
1500 Other Long-term Assets	
Total Other Assets	**$0.00**
TOTAL ASSETS	**$38,211.00**

Bureau Of Integrated Facility Services LLC

Balance Sheet

As of December 15, 2023

	JAN 1 - DEC 15, 2023
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable (A/P)	
Total Accounts Payable	**$0.00**
Credit Cards	
Citi	
City (deleted)	
Total Credit Cards	**$0.00**
Other Current Liabilities	
2100 Due to Owner	
2110 Payroll Liabilities	4.60
Total Other Current Liabilities	**$4.60**
Total Current Liabilities	**$4.60**
Long-Term Liabilities	
2050 Notes Payable for Equipment/Vehicles (deleted)	
Floor Buffing Machine Note\	-348.10
Total Long-Term Liabilities	**$ -348.10**
Total Liabilities	**$ -343.50**
Equity	
3000 Owner's Equity	
3010 Owner's Contributions	0.00
3020 Personal Expenses	-4,950.22
Total 3000 Owner's Equity	**-4,950.22**
3100 Opening Balance Equity	0.00
3200 Retained Earnings	17,109.44
Owner's Investment (deleted)	
Owner's Pay & Personal Expenses (deleted)	
Net Income	26,395.28
Total Equity	**$38,554.50**
TOTAL LIABILITIES AND EQUITY	**$38,211.00**

Bureau Of Integrated Facility Services LLC

Statement of Cash Flows

January 1 - December 15, 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	26,395.28
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1200 Accounts Receivable (A/R)	3,300.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**3,300.00**
Net cash provided by operating activities	**$29,695.28**
FINANCING ACTIVITIES	
Floor Buffing Machine Note\	-348.10
3020 Owner's Equity:Personal Expenses	-6,494.91
3200 Retained Earnings	1,544.69
Net cash provided by financing activities	**$ -5,298.32**
NET CASH INCREASE FOR PERIOD	**$24,396.96**
Cash at beginning of period	8,584.04
CASH AT END OF PERIOD	**$32,981.00**